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Exhibit 4.3

AMENDMENT TO INDENTURE

        This Amendment to Indenture (this "Amendment"), dated as of January 30, 2004, is made by and between Great Lakes Dredge & Dock Corporation, a Delaware corporation (the "Company"), and BNY Midwest Trust Company, as trustee (the "Trustee") under the Indenture (as defined below). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

W I T N E S S E T H

        WHEREAS, the Company, the Subsidiary Guarantors and the Trustee are parties to that certain Indenture, dated as of December 22, 2003, as supplemented by the Supplemental Indenture dated as of December 22, 2003 (the "Indenture");

        WHEREAS, pursuant to Sections 9.01(1) and (8) of the Indenture, the Trustee and the Company are authorized to amend or supplement the Indenture without the consent of any Holder to cure any ambiguity, defect or inconsistency or to conform any provision of the Indenture to the "Description of Notes" contained in the Offering Memorandum;

        WHEREAS, the "Description of Notes" under the captions "Subsidiary Guarantees" and "Merger, Consolidation or Sale of Assets" has not been accurately reflected in Sections 5.02 and 10.05 of the Indenture, and in the case of each of Sections 5.02 and 10.05, the Indenture contains an inconsistency;

        NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, and the Trustee mutually covenant and agree as follows:

        1.    Amendment to Section 5.02.    Section 5.02 of the Indenture is deleted in its entirety and replaced with the following notation "Intentionally Omitted."

        2.    Amendment to Section 10.05.    Section 10.05 of the Indenture is replaced in its entirety with the following:

        "Section 10.05    Releases Following Merger, Consolidation or Sale of Assets, Etc.

          In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of Capital Stock of any Subsidiary Guarantor such that such Subsidiary Guarantor ceases to be a Subsidiary of the Company, the Subsidiary Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of Capital Stock of the Subsidiary Guarantor) or the corporation or other entity acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of the Subsidiary Guarantor) shall be released and relieved of any and all obligations under its Subsidiary Guarantee (and, in the event of a disposition of assets, any Liens in favor of the Holders will be released); provided that the Net Proceeds of the sale or other disposition shall be applied in accordance with the applicable provisions of this Indenture, including without limitation Section 4.12. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary in accordance with the provisions of Section 4.17, such Subsidiary shall be released and relieved of any obligations under its Subsidiary Guarantee upon the effectiveness of the designation. Upon delivery by the Company to the Trustee of an Officers' Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of this Indenture, including without limitation Section 4.12, the Trustee shall execute any documents reasonably required in order to evidence the release of any Subsidiary Guarantor from its obligations under its Subsidiary Guarantee.

          Any Subsidiary Guarantor not released from its obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Subsidiary Guarantor under this Indenture as provided in this Article 10."

        3.    Governing Law.    THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS AMENDMENT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

        4.    Counterparts.    The parties may sign any number of copies of this Amendment. Each signed copy shall be an original, but all of them together represent the same agreement.

        5.    Effect of Headings.    The headings in this Amendment have been inserted for convenience of reference only, are not to be considered a part of this Amendment and shall in no way modify or restrict any of the terms or provisions hereof.

        6.    Trustee.    The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Amendment or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of January 30, 2004.

GREAT LAKES DREDGE & DOCK CORPORATION
By:	/s/ DEBORAH A. WENSEL
	Name:	Deborah A. Wensel
	Title:	Senior Vice President, Chief Financial Officer and Treasurer
BNY MIDWEST TRUST COMPANY, AS TRUSTEE
By:	/s/ MARY CALLAHAN
	Name:	Mary Callahan
	Title:	Assistant Vice President

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AMENDMENT TO INDENTURE